FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 - 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of a letter, dated November 10, 2005, to the Buenos Aires Stock Market and to the National Securities Commission of Argentina, regarding the financial statements of YPF S.A.

2	Translation of a letter, dated November 10, 2005, to the Buenos Aires Stock Market and to the National Securities Commission of Argentina, regarding the dividends of YPF S.A.

Item 1

Buenos Aires, November 10, 2005

Buenos Aires Stock Market
National Securities Commission of Argentina

Re: Financial Statements as of September 30, 2005

     Please find attached the results for the nine-month period ending September 30, 2005, which have been approved by the Board of Directors of the Company, in its meeting held on November 10, 2005.

     Herein below, you will find the relevant information related to the YPF Financial Statements:

Profit (Million Pesos)
( Prevailing exchange rate Ps 2,97 = U$S 1)
Net Profit from continuing operations before income tax	6,405
Income Tax	(2,408)

Net Profit for the period	3,997

Shareholders’ Equity as of September 30, 2005 (in Million Pesos)
Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Capital Contributions	7,281
Issuance Premiums	640	11,854

Legal Reserve		1,530
Reserve for Future Dividends		1,731
Retained Earnings		7,822

Total Shareholders’ Equity		22,937

     Also, it should be considered that during the nine-month period ended September 30, 2005, the following facts have taken place:

•	Investments (mainly on exploratory and production fields and on refinery and marketing in Argentina) on Fixed Assets rose to Ps 2.290 million, besides the investment on Fideicomiso de Gas Privado (North Natural Gas Pipeline System Trust), which rose to Ps. 207 million. Therefore, total investments overpass in a 29% when compared with the same period of the year 2004.

•	YPF S.A. exports amounted to US$2,111 million before hydrocarbon export withholdings.

•	Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 8,442 million.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri
CFO

Item 2
Buenos Aires, November 10, 2005

Buenos Aires Stock Market
National Securities Commission of Argentina
Re: Dividends

     In compliance with the Rules of the Buenos Aires Stock Exchange, I inform you of the following information.

     YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima, in accordance with the faculties granted by the Ordinary and Extraordinary General Stockholders Meeting held on April 19, 2005, has approved the payment of a dividend of $ 4.40 (Argentine Pesos) per share or per American Depositary Receipt-“ADR”, (representing U$S 1.48 per ADR at the current exchange rate), to all shareholders, with payments to be made to ordinary shareholders on November 18, 2005.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri
 Economic-Financial Director

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2005	By:	/s/ Carlos Olivieri

		Name:	Carlos Olivieri
		Title:	Chief Financial Officer